SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts
                                 _____________

                                 SAGE GROUP PLC
   (Exact name of Issuer of deposited securities as specified in its charter)

                                England and Wales
           (Jurisdiction of Incorporation or organization of Issuer)

                                 _____________

                            JPMorgan Chase Bank, N.A.
             (Exact name of depositary as specified in its charter)

                   4 New York Plaza, New York, New York 10004
                            Tel. No.: (212) 623-0636
  (Address, including zip code, and telephone number of depositary's principal offices)

                                 _____________

                            JPMorgan Chase Bank, N.A.
                                 ADR Department
                          4 New York Plaza, 13th Floor
                            New York, New York 10004
                            Tel. No.: (212) 623-0636
    (Address, including zip code, and telephone number of agent for service)

                                 _____________

                                    Copy to:
                             Scott A. Ziegler, Esq.
                       Ziegler, Ziegler & Associates, LLP
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022

It is proposed that this filing become effective under Rule 466 :

      |X| immediately upon filing      |_| on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. |_|

                                                   CALCULATION OF REGISTRATION FEE
==================================================================================================================================
                                                                                                   Proposed Maximum
                                                            Amount           Proposed Maximum      Aggregate
Title of Each Class of                                      to be            Offering              Offering          Amount of
Securities to be Registered                                 Registered       Price Per Unit (1)    Price (2)      Registration Fee
----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by
American Depositary Receipts, each
American Depositary Share representing
four ordinary shares of Sage Group plc                      20,000,000          $0.05              $1,000,000         $107
==================================================================================================================================

(1)   Each unit represents one American Depositary Share.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                         Location in Form of American Depositary
Item Number and Caption                  Receipt Filed Herewith as Prospectus
------------------------------------     ---------------------------------------

(1) Name and address of Depositary       Introductory paragraph

(2) Title of American Depositary
    Receipts and identity of
    deposited securities                 Face of American Depositary Receipt,
                                         top center

Terms of Deposit:

(i)    Amount of deposited securities    Face of American Depositary Receipt,
       represented by one unit of        upper right corner
       American Depositary Shares

(ii)   Procedure for voting, if any,
       the deposited securities          Articles (12) and (14)

(iii)  Collection and distribution       Article (13)
       of dividends

(iv)   Transmission of notices,          Articles (11) and (12)
       reports and proxy
       soliciting material

(v)    Sale or exercise of rights        Articles (13) and (14)

(vi)   Deposit or sale of securities     Articles (13) and (16)
       resulting from dividends,
       splits or plans of reorganization

(vii)  Amendment, extension or           Articles (18) and (19)
       termination of the Deposit
       Agreement

(viii) Rights of holders of receipts     Article (3)
       to inspect the transfer books
       of the Depositary and the list
       of Holders of receipts

(ix)   Restrictions upon the right       Articles (1), (2), (4), (6), (15),
       to deposit or withdraw the        (16) and (17)
       underlying securities

(x)    Limitation upon the liability     Introductory paragraph and Articles
       of the Depositary                 (1), (2), (4), (7), (16) and (17)

(3)    Fees and Charges                  Article (20)

Item 2. AVAILABLE INFORMATION

                                         Location in Form of American Depositary
Item Number and Caption                  Receipt Filed Herewith as Prospectus
-----------------------                  ---------------------------------------

(a) Statement that the issuer of the     Article (11)
deposited securities specified above
furnishes the Commission with certain
public reports and documents required
by foreign law or otherwise under
Rule 12g3-2(b) under the Securities
Exchange Act of 1934 and that such
reports can be inspected by holders
of American Depositary Receipts and
copied at public reference facilities
maintained by the Commission in
Washington, D.C.

                                   Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT
(A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND
                              EXCHANGE COMMISSION

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

      (a) Copy of Agreement - The Agreement between JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. Filed herewith as exhibit (a).

      (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

      (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

      (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith as exhibit (d).

      (e) Certification under Rule 466. Filed herewith as exhibit (e).

Item 4. UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 20, 2006.


                                        Legal entity created by the agreement
                                        for the issuance of American Depositary
                                        Receipts evidencing American Depositary
                                        Shares for ordinary shares of Sage
                                        Group plc

                                        JPMORGAN CHASE BANK, N.A., as Depositary


                                        By: /s/Joseph M. Leinhauser
                                            -----------------------------------
                                        Name: Joseph M. Leinhauser
                                        Title: Vice President

                                INDEX TO EXHIBITS

     Exhibit
     Number
     ------

      (a)   Form of ADR

      (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

      (e)   Rule 466 Certification